Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended September 30, 2018 and 2017
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2018	2018
ASSETS
Current Assets
Cash and cash equivalents	19	$53,522	$49,199
Short-term investments		70,396	56,910
Trade and other receivables		456	676
Inventories		11,869	11,018
Due from a related party	11	32	11
Income tax receivable		-	534
Prepaids and deposits		4,335	4,456
		140,610	122,804
Non-current Assets
Long-term prepaids and deposits		1,046	954
Reclamation deposits		5,219	5,712
Investment in an associate	3	38,085	38,001
Other investments	4	7,790	6,132
Plant and equipment	5	66,465	71,211
Mineral rights and properties	6	217,228	232,080
TOTAL ASSETS		$476,443	$476,894
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$29,144	$25,198
Bank loan	7	4,371	-
Deposits received		6,622	6,806
Income tax payable		1,818	303
		41,955	32,307
Non-current Liabilities
Deferred income tax liabilities		31,680	33,310
Environmental rehabilitation		12,148	13,098
Total Liabilities		85,783	78,715
Equity
Share capital		230,129	228,729
Share option reserve		15,222	14,690
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(45,571)	(25,875)
Retained earnings		103,146	86,283
Total equity attributable to the equity holders of the Company		328,335	329,236

Non-controlling interests	10	62,325	68,943
Total Equity		390,660	398,179

TOTAL LIABILITIES AND EQUITY		$476,443	$476,894
Commitments and contingencies	18

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2018	2017	2018	2017
Sales	17(c)	$48,091	$47,541	$93,216	$87,238
Cost of sales
Production costs		18,238	16,177	32,515	30,286
Mineral resource taxes		1,392	1,317	2,641	2,428
Depreciation and amortization		5,761	4,441	10,509	8,913
		25,391	21,935	45,665	41,627
Gross profit		22,700	25,606	47,551	45,611

General and administrative	12	4,605	4,473	9,077	9,043
Government fees and other taxes	13	767	690	1,569	1,531
Foreign exchange loss (gain)		708	1,111	(80)	2,726
Loss on disposal of plant and equipment	5	124	6	134	176
Gain on disposal of NSR		-	-	-	(4,320)
Share of loss in associate	3	105	125	384	369
Other expense (income)		213	(126)	276	(307)
Income from operations		16,178	19,327	36,191	36,393

Finance income	14	825	650	1,621	1,224
Finance costs	14	(163)	(112)	(297)	(217)
Income before income taxes		16,840	19,865	37,515	37,400

Income tax expense	15	5,763	5,263	12,261	9,284
Net income		$11,077	$14,602	$25,254	$28,116

Attributable to:
Equity holders of the Company		$8,037	$11,145	$18,958	$22,082
Non-controlling interests	10	3,040	3,457	6,296	6,034
		$11,077	$14,602	$25,254	$28,116

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.05	$0.07	$0.11	$0.13
Diluted earnings per share		$0.05	$0.07	$0.11	$0.13
Weighted Average Number of Shares Outstanding - Basic		168,105,986	168,040,068	167,687,266	167,965,537
Weighted Average Number of Shares Outstanding - Diluted		170,312,229	170,017,715	169,773,955	169,990,150

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2018	2017	2018	2017
Net income		$11,077	$14,602	$25,254	$28,116
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(10,154)	7,924	(27,268)	14,143
Share of other comprehensive income (loss) in associate	3	358	(8)	617	(13)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	1,585	715	1,677	521
Other comprehensive (loss) income, net of taxes		$(8,211)	$8,631	$(24,974)	$14,651
Attributable to:
Equity holders of the Company		$(6,071)	$7,587	$(19,696)	$12,784
Non-controlling interests	10	(2,140)	1,044	(5,278)	1,867
		$(8,211)	$8,631	$(24,974)	$14,651
Total comprehensive income		$2,866	$23,233	$280	$42,767

Attributable to:
Equity holders of the Company		$1,966	$18,732	$(738)	$34,866
Non-controlling interests		900	4,501	1,018	7,901
		$2,866	$23,233	$280	$42,767

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2018	2017	2018	2017
Cash provided by
Operating activities
Net income		$11,077	$14,602	$25,254	$28,116
Add (deduct) items not affecting cash:
Finance costs	14	163	112	297	217
Depreciation, amortization and depletion		6,048	4,741	11,101	9,493
Share of loss (income) in associate	3	105	125	384	369
Gain on disposal of NSR		-	-	-	(4,320)
Income tax expense	15	5,763	5,263	12,261	9,284
Finance income	14	(825)	(650)	(1,621)	(1,224)
Loss on disposal of plant and equipment	5	124	6	134	176
Share-based compensation	8(b)	456	283	912	686
Reclamation		(62)	(15)	(66)	(19)
Income taxes paid		(5,388)	(3,445)	(8,476)	(7,582)
Interest received		825	650	1,621	1,224
Interest paid		(48)	-	(48)	-
Changes in non-cash operating working capital	19	2,808	(977)	441	1,167
Net cash provided by operating activities		21,046	20,695	42,194	37,587
Investing activities
Mineral rights and properties
Capital expenditures		(6,064)	(5,022)	(11,793)	(10,933)
Plant and equipment
Additions		(422)	(1,520)	(1,643)	(2,731)
Proceeds on disposals	5	2	19	29	19
Investment in associate		-	(20,025)	-	(20,025)
Net purchases of short-term investments		(30,481)	(28,063)	(17,219)	(31,767)
Net cash used in investing activities		(36,965)	(54,611)	(30,626)	(65,437)
Financing activities
Bank loan
Proceeds	7	-	-	4,527	-
Non-controlling interests
Distribution	10	(3,305)	-	(6,634)	(4,891)
Cash dividends distributed	8(c)	-	-	(2,095)	(1,679)
Proceeds from issuance of common shares		518	165	1,020	168
Net cash provided by (used in) financing activities		(2,787)	165	(3,182)	(6,402)
Effect of exchange rate changes on cash and cash equivalents		(641)	820	(4,063)	2,618

Increase in cash and cash equivalents		(19,347)	(32,931)	4,323	(31,634)
Cash and cash equivalents, beginning of the period		72,869	74,300	49,199	73,003
Cash and cash equivalents, end of the period		$53,522	$41,369	$53,522	$41,369
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
		Number of		Share option		Accumulated other comprehensive	Retained	Total equity attributable to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		304,618	231	(63)	-	-	-	168	-	168
Share-based compensation		-	-	686	-	-	-	686	-	686
Dividends declared		-	-	-	-	-	(1,679)	(1,679)	-	(1,679)
Comprehensive income		-	-	-	-	12,784	22,082	34,866	7,901	42,767
Balance, September 30, 2017		168,194,254	$232,386	$13,948	$25,409	$(37,635)	$63,054	$297,162	$62,715	$359,877
Options exercised		552,402	520	(138)	-	-	-	382	-	382
Share-based compensation		-	-	880	-	-	-	880	-	880
Dividends declared		-	-	-	-	-	(1,683)	(1,683)	-	(1,683)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(2,917)	(2,917)
Common shares repurchased as part of normal
course issuer bid		(1,717,100)	(4,177)	-	-	-	-	(4,177)	-	(4,177)
Comprehensive income		-	-	-	-	11,760	24,912	36,672	9,145	45,817
Balance, March 31, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		1,394,806	1,400	(380)	-	-	-	1,020	-	1,020
Share-based compensation	8(b)	-	-	912	-	-	-	912	-	912
Dividends declared	8(c)	-	-	-	-	-	(2,095)	(2,095)	-	(2,095)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(6,634)	(6,634)
Disposition of non-controlling interests upon wound-up of a subsidiary	10	-	-	-	-	-	-	-	(1,002)	(1,002)
Comprehensive (loss) income		-	-	-	-	(19,696)	18,958	(738)	1,018	280
Balance, September 30, 2018		168,424,362	$230,129	$15,222	$25,409	$(45,571)	$103,146	$328,335	$62,325	$390,660

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three and six months ended September 30, 2018, are not necessarily indicative of the results that may be expected for the year ending March 31, 2019.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2018. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2018 except for the following:

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 2014”). As the Company has applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

On April 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new pricing terms are not significant and does not constrain the recognition of revenue.

The company concluded after review of its revenue streams and underlying contracts with customers that the adoption of IFRS 15 has no material impact on the Company’s financial statements.

Other narrow scope amendments

The Company has adopted IFRIC interpretation 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on November 6, 2018.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2018	2018	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying Mining District
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c) Accounting standards issued but not yet in effect

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company is currently identifying and collecting data relating to existing lease agreements for Fiscal 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at September 30, 2018, the Company owned 39,280,900 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(384)
Share of other comprehensive income		617
Foreign exchange impact		(149)
Balance September 30, 2018	39,280,900	$38,085	$47,337

4.	OTHER INVESTMENTS

	September 30, 2018	March 31, 2018
Equity investments designated as FVTOCI

Publicly-traded companies	$7,790	$6,132	$

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of June 30, 2018, none of the investments held by the Company represented more than 10% of the respective interest of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	378	378
Equity investments received as consideration for disposal of NSR	4,320
Impact of foreign currency translation	227
March 31, 2018	$6,132	$(5,855)
Change in fair value on equity investments designated as FVTOCI	1,677	1,677
Impact of foreign currency translation	(19)	-
September 30, 2018	$7,790	$(4,178)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	1,497	1,156	1,084	559	1,540	5,836
Disposals	(246)	(194)	(298)	(515)	-	(1,253)
Reclassification of asset groups(1)	344	-	4	-	(348)	-
Impact of foreign currency translation	9,086	829	2,271	555	267	13,008
Balance as at March 31, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	120	263	956	567	2,448	4,354
Disposals	(70)	(73)	(271)	(216)	-	(630)
Reclassification of asset groups(1)	47	-	-	-	(47)	-
Impact of foreign currency translation	(8,854)	(567)	(2,539)	(585)	(405)	(12,950)
Ending balance as at September 30, 2018	$96,408	$7,378	$27,559	$6,496	$5,598	$143,439

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	68	175	208	440	-	891
Depreciation and amortization	(3,180)	(438)	(1,643)	(390)	-	(5,651)
Impact of foreign currency translation	(4,198)	(383)	(1,768)	(467)	(5)	(6,821)
Balance as at March 31, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	26	65	180	196	-	467
Depreciation and amortization	(1,608)	(265)	(838)	(164)	-	(2,875)
Impact of foreign currency translation	4,257	369	1,803	453	6	6,888
Ending balance as at September 30, 2018	$(47,341)	$(5,143)	$(19,578)	$(4,860)	$(52)	$(76,974)

Carrying amounts
Balance as at March 31, 2018	$55,149	$2,443	$8,690	$1,385	$3,544	$71,211
Ending balance as at September 30, 2018	$49,067	$2,235	$7,981	$1,636	$5,546	$66,465

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Carrying amounts as at September 30, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$33,224	$2,224	$12,617	$1,002	$49,067
Office equipment	1,821	38	227	149	2,235
Machinery	5,393	281	2,176	131	7,981
Motor vehicles	1,484	28	111	13	1,636
Construction in progress	3,685	1,799	62	-	5,546
Total	$45,607	$4,370	$15,193	$1,295	$66,465

Carrying amounts as at March 31, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$37,432	$2,527	$14,039	$1,151	$55,149
Office equipment	2,053	46	168	176	2,443
Machinery	5,649	339	2,652	50	8,690
Motor vehicles	1,270	33	80	2	1,385
Construction in progress	1,529	1,966	49	-	3,544
Total	$47,933	$4,911	$16,988	$1,379	$71,211

During the three and six months ended September 30, 2018, certain plant and equipment were disposed for proceeds of $2 and $29, respectively (three and six months ended September 30, 2017 - $19 and $19, respectively) and loss of $124 and $134, respectively (three and six months ended September 30, 2017 –loss of $6 and $176, respectively).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	20,125	14	323	231	-	20,693
Environmental rehabiliation	(589)	(52)	(36)	(17)	-	(694)
Foreign currecy translation impact	23,351	1,346	9,755	1,904	6	36,362
Balance as at March 31, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	12,469	31	661	160	-	13,321
Foreign currecy translation impact	(23,928)	(1,308)	(9,491)	(1,866)	(1)	(36,594)
Ending balance as at September 30, 2018	$266,275	$63,777	$104,414	$20,318	$179	$454,963

Impairment and accumulated depletion
Balance as at April 1, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(12,196)	-	(1,837)	-	-	(14,033)
Foreign currecy translation impact	(6,746)	(693)	(7,111)	(1,892)	(6)	(16,448)
Balance as at March 31, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Depletion	(7,298)	-	(1,122)	-	-	(8,420)
Foreign currecy translation impact	7,324	675	7,001	1,840	1	16,841
Ending balance as at September 30, 2018	$(83,073)	$(56,909)	$(77,616)	$(19,958)	$(179)	$(237,735)

Carrying amounts
Balance as at March 31, 2018	$194,635	$7,470	$29,749	$226	$-	$232,080
Ending balance as at September 30, 2018	$183,202	$6,868	$26,798	$360	$-	$217,228

7.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	55
Interest paid	(48)
Foreign exchange impact	(163)
Balance, September 30, 2018	$4,371

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

On June 14, 2018, the Company's 77.5% owned subsidiary Henan Found borrowed a loan of $4,527 (RMB ¥30 million) from Bank of China. The loan bears Chinese prevailing loan prime interest rate and matures on June 14, 2019. As of September 30, 2018, the Chinese prevailing loan prime interest rate was 4.35%. For the three and six months ended September 30, 2018, interest of $48 and $58, respectively (three and six months ended September 30, 2017 - $nil) was accrued and expensed through finance costs (see note 14).

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2018 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2017	7,679,507	$1.97
Option granted	2,192,500	3.30
Options exercised	(857,020)	0.81
Options forfeited	(195,626)	3.00
Options expired	(672,562)	5.25
Balance, March 31, 2018	8,146,799	$2.15
Option granted	1,130,000	3.40
Options exercised	(1,394,806)	0.95
Options forfeited	(114,075)	3.38
Options expired	(385,812)	3.36
Balance, September 30, 2018	7,382,106	2.49

During the six months ended September 30, 2018, a total of 1,130,000 options with a life of three years were granted to directors, officers, and employees at exercise prices of CAD$3.40 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of stock options granted during the six months ended September 30, 2018 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended September 30,
	2018	2017
Risk free interest rate	2.12%	-
Expected life of option in years	1.51 years	-
Expected volatility	51%	-
Expected dividend yield	1.86%	-
Estimated forfeiture rate	10%	-
Weighted average share price at date of grant	$3.40	-

The weighted average grant date fair value of the options granted during the six months ended September 30, 2018 was CAD$1.13. Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and six months ended September 30, 2018, a total of $456 and $912, respectively (three and six months ended September 30, 2017 - $283 and $686, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

The following table summarizes information about stock options outstanding at September 30, 2018:

	Number of options				Weighted
	outstanding at	Weighted average	Weighted average	Number of options	average
Exercise price in	September 30,	remaining contractual	exercise price in	exercisable at	exercise price
CAD$	2018	life (Years)	CAD$	September 30, 2018	in CAD$
$0.66	1,256,004	0.25	$0.66	1,256,004	0.66
$1.43	1,260,934	1.67	$1.43	1,260,934	1.43
$1.75	340,000	0.66	$1.75	340,000	1.75
$1.76	221,168	1.04	$1.76	206,343	1.76
$2.98	118,500	0.31	$2.98	118,500	2.98
$3.23	1,032,500	2.45	$3.23	258,125	3.23
$3.36	1,010,000	2.45	$3.36	245,000	3.36
$3.40	1,130,000	2.90	$3.40	-	-
$3.63	840,000	1.30	$3.63	630,000	3.63
$4.34	143,000	0.97	$4.34	143,000	4.34
$5.58	30,000	1.40	$5.58	22,500	5.58
$0.66 - 5.58	7,382,106	1.63	$2.49	4,480,406	$ 1.93

Subsequent to September 30, 2018, a total of 315,574 options with exercise prices ranging from CAD$0.66 to CAD$1.43 were exercised.

(c) Cash dividends declared

During the three and six months ended September 30, 2018, dividends of $nil and $2,095, respectively (three and six months ended September 30, 2017 - $nil and $1,679, respectively) were declared and paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2018	March 31, 2018
Change in fair value on equity investments designated as FVTOCI	$(35,831)	$(37,508)
Share of other comprehensive income in associate	898	281
Currency translation adjustment	(10,638)	11,352
Balance, end of the period	$(45,571)	$(25,875)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive income in associate and currency translation adjustment are net of tax of $nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	10,230	1,313	(374)	341	392	11,902
Share of other comprehensive income (loss)	4,476	512	242	(38)	(48)	5,144
Distributions	(2,917)	-	-	-	-	(2,917)
Balance, March 31, 2018	$65,601	$5,909	$3,532	$(2,545)	$(3,554)	$68,943
Share of net income (loss)	5,788	547	(161)	175	(53)	6,296
Share of other comprehensive (loss) income	(4,918)	(427)	(264)	297	34	(5,278)
Distributions	(5,618)	(1,016)	-	-	-	(6,634)
Disposition upon wound-up of a subsidiary	-	-	-	(1,002)	-	(1,002)
Balance, September 30, 2018	$60,853	$5,013	$3,107	$(3,075)	$(3,573)	$62,325

As at September 30, 2018, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the three and six months ended September 30, 2018, Henan Found declared and paid dividends of $2,566 and $4,370, respectively to Henan Non-ferrous (three and six months ended September 30, 2017 – $nil and $3,804, respectively).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three and six months ended September 30, 2018, Henan Found declared and paid dividends of $739 and $1,248, respectively to Henan Xinxiangrong (three and six months ended September 30, 2017 –$nil and $1,087, respectively).

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is the 20% equity interest holder of Henan Huawei. During the three and six months ended September 30, 2018, Henan Huawei declared and paid dividends of $nil and $1,016, respectively to Henan Xinhui (three and six months ended September 30, 2017 – $nil).

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”) is the 5% equity holder of Guangdong Found and a related party of the Company as it is controlled by a relative of an officer and director of the Company. Subsequent to September 30, 2018, the Company exercised its first right of refusal and entered into an agreement with GRT to acquire its 4% ownership in Guangdong Found for cash consideration of $2.2

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

million (RMB¥15 million). Non-controlling interests in Guangdong Found is reduced to 1% after this transaction.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

(a) Transactions with NUAG

Due from a related party	September 30, 2018	March 31, 2018
NUAG (a)	$32	$11	$

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and six months ended September 30, 2018, the Company recovered $50 and $99, respectively (three and six months ended September 30, 2017 - $140 and $250, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company controlled by key management personnel, were as follows:

	Three month ended September 30,		Six month ended Spetember 30,
	2018	2017	2018	2017
Salaries and bonuses	$340	$1,128	$759	$1,532
Share-based compensation	440	-	440	-
	$780	$1,128	$1,199	$1,532

12.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,		Six months ended September 30,
General and administrative	2018	2017	2018	2017
Office and administrative expenses	$1,633	$1,784	$3,091	$2,992
Amortization and depreciation	287	300	592	580
Salaries and benefits	2,050	1,947	4,192	4,139
Share-based compensation	456	283	912	686
Professional fees	179	159	290	646
	$4,605	$4,473	$9,077	$9,043

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Government fees	$-	$19	$105	$274
Other taxes	767	671	1,464	1,257
	$767	$690	$1,569	$1,531

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

14.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2018	2017	2018	2017
Interest income	$825	$650	$1,621	$1,224

	Three months ended September 30,		Six months ended September 30,
Finance costs	2018	2017	2018	2017
Interest on bank loan	45	-	$55	$-
Unwinding of discount of environmental rehabilitation provision	118	112	242	217
	$163	$112	$297	$217

15.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2018	2017	2018	2017
Current	$5,072	$4,516	$11,021	$7,743
Deferred	691	747	1,240	1,541
	$5,763	$5,263	$12,261	$9,284

16.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at September 30, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$53,522	$-	$-	$53,522
Investments in publicly traded companies	7,790	-	-	7,790

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three and six months ended September 30, 2018 and 2017.

(a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2018				March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,371	$-	$-	$4,371	$-
Accounts payable and accrued liabilities	29,144	-	-	29,144	25,198

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	September 30, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$45,143	$27,256

As at September 30, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.5 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at September 30, 2018, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate plus four basis points. If the prime interest rate was increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last three years.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at September 30, 2018. There were no amounts in other receivables which were past due at September 30, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $610.

17.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

September 30, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$77,735	$1,673	$7,746	$590	$7,108	$45,758	$140,610
Plant and equipment	45,607	4,370	15,193	219	960	116	66,465
Mineral rights and properties	183,202	6,868	26,798	360	-	-	217,228
Investment in an associate	-	-	-	-	-	38,085	38,085
Other investments	-	-	-	6,781	-	1,009	7,790
Reclamation deposits	5,065	-	146	-	-	8	5,219
Long-term prepaids and deposits	389	99	392	166	-	-	1,046
Total assets	$311,998	$13,010	$50,275	$8,116	$8,068	$84,976	$476,443
Current liabilities	$31,694	$1,434	$4,621	$2,328	$229	$1,649	$41,955
Deferred income tax liabilities	30,736	944	-	-	-	-	31,680
Environmental rehabilitation	10,178	923	774	273	-	-	12,148
Total liabilities	$72,608	$3,301	$5,395	$2,601	$229	$1,649	$85,783

March 31, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$82,567	$1,833	$7,911	$699	$1,574	$28,220	$122,804
Plant and equipment	47,933	4,911	16,988	137	1,104	138	71,211
Mineral rights and properties	194,635	7,470	29,749	226	-	-	232,080
Investment in an associate	-	-	-	-	-	38,001	38,001
Other investments	-	-	-	4,863	-	1,269	6,132
Reclamation deposits	5,544	-	160	-	-	8	5,712
Long-term prepaids and deposits	311	108	325	210	-	-	954
Total assets	$330,990	$14,322	$55,133	$6,135	$2,678	$67,636	$476,894
Current liabilities	$22,419	$1,652	$3,485	$2,745	$474	$1,532	$32,307
Deferred income tax liabilities	32,382	928	-	-	-	-	33,310
Environmental rehabilitation	10,929	989	887	293	-	-	13,098
Total liabilities	$65,730	$3,569	$4,372	$3,038	$474	$1,532	$78,715

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended September 30, 2018
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$41,746	$-	$6,345	$-	$-	$-	$48,091
Cost of sales	(20,878)	-	(4,513)	-	-	-	(25,391)
Gross profit	20,868	-	1,832	-	-	-	22,700

Operating (expenses) recovery	(2,496)	(174)	(743)	(117)	(386)	(2,606)	(6,522)
Finance items	291	(31)	17	(2)	16	371	662
Income tax (expenses) recovery	(4,625)	(14)	-	-	-	(1,124)	(5,763)
Net income (loss)	$14,038	$(219)	$1,106	$(119)	$(370)	$(3,359)	$11,077

Attributed to:
Equity holders of the Company	10,960	(154)	1,052	(92)	(370)	(3,359)	8,037
Non-controlling interests	3,078	(65)	54	(27)	-	-	3,040
Net income (loss)	$14,038	$(219)	$1,106	$(119)	$(370)	$(3,359)	$11,077

(1) Hunan's BYP project was placed on care and maintenance starting August 2014;

Three months ended September 30, 2017
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$40,536	$-	$7,005	$-	$-	$-	$47,541
Cost of sales	(17,715)	-	(4,220)	-	-	-	(21,935)
Gross profit	22,821	-	2,785	-	-	-	25,606

Operating expenses	(1,828)	(368)	(576)	(142)	(357)	(3,008)	(6,279)
Finance items	75	(20)	2	(4)	66	419	538
Income tax (expenses) recovery	(5,269)	7	-	-	(1)	-	(5,263)
Net income (loss)	$15,799	$(381)	$2,211	$(146)	$(292)	$(2,589)	$14,602

Attributed to:
Equity holders of the Company	12,299	(267)	2,108	(114)	(292)	(2,589)	11,145
Non-controlling interests	3,500	(114)	103	(32)	-	-	3,457
Net income (loss)	$15,799	$(381)	$2,211	$(146)	$(292)	$(2,589)	$14,602

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2018
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$78,713	$-	$14,503	$-	$-	$-	$93,216
Cost of sales	(36,214)	-	(9,451)	-	-	-	(45,665)
Gross profit	42,499	-	5,052	-	-	-	47,551

Operating (expenses) income	(4,472)	(379)	(1,436)	(229)	(767)	(4,077)	(11,360)
Finance items, net	457	(60)	37	(5)	70	825	1,324
Income tax expenses	(9,567)	(99)	-	-	(1)	(2,594)	(12,261)
Net income (loss)	$28,917	$(538)	$3,653	$(234)	$(698)	$(5,846)	$25,254

Attributable to:
Equity holders of the Company	22,582	(377)	3,478	(181)	(698)	(5,846)	18,958
Non-controlling interests	6,335	(161)	175	(53)	-	-	6,296
Net income (loss)	$28,917	$(538)	$3,653	$(234)	$(698)	$(5,846)	$25,254

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Six months ended September 30, 2017
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$72,293	$-	$14,945	$-	$-	$-	$87,238
Cost of sales	(31,838)	-	(9,789)	-	-	-	(41,627)
Gross profit	40,455	-	5,156	-	-	-	45,611

Operating (expenses) income	(3,842)	(516)	(1,238)	4,107	(619)	(7,110)	(9,218)
Finance items, net	63	(39)	(1)	(5)	130	859	1,007
Income tax expenses	(9,273)	(10)	-	-	(1)	-	(9,284)
Net income (loss)	$27,403	$(565)	$3,917	$4,102	$(490)	$(6,251)	$28,116

Attributable to:
Equity holders of the Company	21,331	(396)	3,737	4,151	(490)	(6,251)	22,082
Non-controlling interests	6,072	(169)	180	(49)	-	-	6,034
Net income (loss)	$27,403	$(565)	$3,917	$4,102	$(490)	$(6,251)	$28,116

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three months ended September 30, 2018 and 2017 was all earned in China and is comprised of:

	Three months ended September 30, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$22,140	$1,299	$23,439
Gold (Au)	1,024	-	1,024
Lead (Pb)er	16,822	1,967	18,789
Zinc (Zn)	1,464	2,897	4,361
Other	296	182	478
	$41,746	$6,345	$48,091

	Three months ended September 30, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$20,928	$1,668	$22,596
Gold (Au)	857	-	857
Lead (Pb)	16,036	1,769	17,805
Zinc (Zn)	2,528	3,558	6,086
Other	187	10	197
	$40,536	$7,005	$47,541

	Six months ended September 30, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$40,490	$2,772	$43,262
Gold (Au)	1,716	-	1,716
Lead (Pb)	32,097	3,743	35,840
Zinc (Zn)	3,980	7,793	11,773
Other	430	195	625
	$78,713	$14,503	$93,216

	Six months ended September 30, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$39,132	$3,647	$42,779
Gold (Au)	1,816	-	1,816
Lead (Pb)	27,683	3,570	31,253
Zinc (Zn)	3,267	7,500	10,767
Other	395	228	623
	$72,293	$14,945	$87,238

(d) Major customers

For the six months ended September 30, 2018, three major customers (six months ended September 30, 2017 - three) accounted for 10% to 35%, (six months ended September 30, 2017 - 15% to 33%) and collectively 62% (six months ended September 30, 2017 - 79%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,842	$547	$2,295	$-	$
Commitments	$6,418	$-	$-	$6,418	$

As of September 30, 2018, the Company has two office rental agreements totaling $2,842 for the next five years and commitments of $6,418 related to the GC property. During the three and six months ended September 30, 2018, the Company incurred rental expenses of $189 and $385, respectively (three and six months ended September 30, 2017 - $167 and $325, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court’) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counter claim as one case. In September 2018, the Company reached mutual settlement agreement with Luoyang Mining and paid the $1.6 million (RMB10.0 million) to Luoyang Mining and the case was closed. The settlement has no material impact on the Company’s financial results as the $1.6 million was accrued and included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company in prior years.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2018 and for three and six months ended September 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2018	March 31, 2018
Cash on hand and at bank	$38,542	$31,281
Bank term deposits and GICs	14,980	17,918
Total cash and cash equivalents	$53,522	$49,199

Changes in non-cash operating working capital:	Three Months Ended September 30,		Six Months Ended September 30,
	2018	2017	2018	2017
Trade and other receivables	$12	$(4)	$183	$64
Inventories	637	(30)	(1,730)	(429)
Prepaids and deposits	(59)	(311)	(1,099)	(214)
Accounts payable and accrued liabilities	(1,820)	(1,596)	2,704	(110)
Deposits received	4,051	983	403	1,819
Due from a related party	(13)	(19)	(20)	37
	$2,808	$(977)	$441	$1,167